

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2011

Jon R. Sabes
Chief Executive Officer
GWG Holdings, Inc.
220 South Sixth Street, Suite 1200
Minneapolis, Minnesota 55402

>   **Re: GWG Holdings, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed July 26, 2011**
>   **File No. 333-174887**

Dear Mr. Sabes:

We have reviewed your response letter and amended registration statement each filed on July 26, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1. Please clarify in the title of the securities throughout the registration statement that these debentures are renewable.

The Offering, page 7

2. We have reviewed your response to prior comments 13 and 48. Pursuant to Rule 415(a)(2), an offering that is conducted on a immediate and continuous basis pursuant to Rule 415(a)(1)(ix) may only register an amount which, at the time the registration statement becomes effective, is reasonably expected to be offered and sold within two years from the initial effective date of registration. Please revise your registration fee table to reduce the offering to an amount that is reasonably expected to be offered and sold within two years or confirm that you believe that you will be able to offer and sell these securities in two years.

3. Since many of the debentures you intend to offer have expirations that will occur after two years of the effectiveness of this registration statement, please revise your disclosure here and in "Description of the Debentures" to clarify that your issuance of any new debentures after the offering of your securities that you expect to sell in two years will necessitate the filing of a new registration statement.

Risk Factors

"We rely on estimated rates of mortality for the actuarial assumptions we use when valuing life insurance policies…", page 20

4. In response to prior comment 19, you disclose that using the "probabilistic method," you have in fact experienced less cashflow than originally projected and greater than expected premium payments for your portfolio. Please disclose the cashflow that was projected and the actual cashflow received as well as the amount of premium payments that exceeded your original projections. Please also clarify whether you have revised your modeling method for projecting cash flows and if so, when and the reasons for the revisions.

"We may not be able to raise all of the capital that we are seeking in this offering…", page 21

5. We are re-issuing prior comment 20, please expand your disclosure here, in your "Prospectus Summary" and under "Use of Proceeds" to disclose the minimum amount of that you need to sell in this offering to support your overall business objectives.

6. We note that you revised your disclosure here and on page 37 to disclose that if you are unable to continue the offering for any reason, and you are unable to obtain capital from other sources, you expect that your business would be materially and adversely affected if holders of your subsidiary secured notes were to fail to renew those notes with the frequency you have historically experienced. We note that you disclose on page 38 that you will be required to make payments of approximately $10.2 million and $13.7 million in 2011 and 2012, respectively, in order to cover the payments of premiums and servicing costs. In light of the payments described above and your $237,972 in cash and cash equivalents as of March 31, 2011, please revise your disclosure here and on page 37 to disclose how you intend to make those payments. In addition, please provide us with your analysis that your business would not be materially and adversely affected if you do not conduct this offering and find alternative sources of capital, assuming that holders of your subsidiary secured notes do, in fact, renew those notes with the frequency you have historically experienced.

"Subordination provisions contained in the indenture…", page 22

7. In response to prior comment 22, you state that indenture will be in compliance with Section 316(b) of the Trust Indenture Act because the indenture will include a provision to the effect that each holder of a debenture, by accepting such security, agrees to the subordination and standstill provisions contained in the indenture and the subscription agreement will expressly provide for this consent. In addition, you state that the restrictions on assertion of rights by the trustee under the subordination provisions of the indenture will not violate Section 317(a) of the Trust Indenture Act because the only restriction is the contractual subordination provisions described above. Please provide us with a detailed analysis, including citations to guidance and/or case law that support your conclusion that it does not conflict with Section 316(b) of the Trust Indenture Act to seek the consent of a holder pursuant to this section prior to the issuance of the indenture and that the restriction does not conflict with Section 317(a) of the Trust Indenture Act.

Use of Proceeds, page 28

8. We are re-issuing prior comment 25. Please revise your disclosure to indicate the order of priority of such purposes and discuss your plans if substantially less than the maximum proceeds are obtained. This disclosure should quantify the amount to be used for each purpose at different levels of offering proceeds, including the portion of the proceeds that you will allocate to the purchase of new life insurance policies and expenses related to the acquisition of those policies. For example, disclose how proceeds would be used if 100%, 50%, 25% and 10% of the total maximum proceeds were received.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
2010 Compared to 2009
Revenue, page 35

9. We note your response to prior comment 28 and your revised disclosure. Please revise your disclosure for the 2011 interim period as previously requested. Also, please expand your disclosure to discuss the change in underlying assumptions which resulted in the decrease in the discount rate, such as changes in market interest rates, the credit exposure to the insurance company that issued the life insurance policy, management's estimate of the risk of premium an investor in the portfolio of policies would require, etc.

Business

Our Portfolio and Operations, page 46

10. In response to prior comment 35, you have revised your life insurance portfolio summary table on page 46. Please similarly revise your table on page 4.

Plan of Distribution, page 84

11. You disclose that the dealer manager will receive selling commissions ranging from 0.50% to 10.95% of the principal amount of the debenture sold in the offering, and a dealer manager fee ranging from 0.25% to 1.30% of the principal amount of the debenture sold in the offering depending upon the debentures' maturity date. Please expand your disclosure to provide tabular disclosure that illustrates how the specific selling commissions and dealer manager fees for this offering correspond to the debentures' different maturity dates.

12. On page 85, you disclose that you may issue warrants for the purchase of your common stock to the dealer manager or other members of the selling group. Please disclose the circumstances under which the warrants will be issued, including the potential number of warrants, the exercise price of the warrants and when such warrants will be issued. Please also revise your table at the bottom of page 84 to include these warrants. See Item 508(e) of Regulation S-K.

Consolidated Financial Statements

13. Please update your financial statements as required by Item 8-08 of Regulation S-X.

Note 6. Notes receivable from related parties, page F-16

14. We note your response to prior comment 52 and the related revised disclosure. In response to prior comment 45, it appears the advances and cumulative interest owed will be repaid. Please clarify whether the interest payments accrued on these advances subsequent to January 1, 2011 will be repaid in cash or from services rendered. In addition, please provide us the accounting guidance you referenced to support your equity classification of the notes receivables by related parties as previously requested.

15. We note your response to prior comment 53. Please revise your disclosure to clarify why the amount due from the affiliate was fully reserved in 2008 and quantify the amount of bad debt expense recorded in each period presented. Disclose why the balance of the receivable decreased by $680,600 in 2010 when you had loss recoveries of only $20,000 in 2010. Also, you disclose that no losses were recorded since 2008 yet you state that in 2010 you recovered $20,000 of your losses recognized during 2009. Please revise you filing to correct the inconsistency.

Note 10. Noncontrolling interest
GWC Life, page F-19

16. Please revise your disclosure, and explain to us, how the amount of loss allocated to ISF in 2009 and 2010 was determined. Tell us why the amount allocated to ISF appears to be significantly higher than their capital contributions each year.

Note 11. Income taxes, page F-20

17. We note your response to prior comment 54. Please revise your historical Consolidated Statements of Operations to present pro forma tax and EPS data the most recent fiscal year and for the period from the most recent fiscal year end to the most recent interim date for which a balance sheet is required. The pro forma tax expense should be calculated based on the statutory rate in effect during the period.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Dana Hartz at (202) 551-3648 or Don Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Riegel at (202) 551-3575, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

        Sincerely,

        /s/ Daniel S. Greenspan for

        Jeffrey Riedler
        Assistant Director

cc: Paul D. Chestovich, Esq.
       Martin R. Rosenbaum, Esq.
       Maslon Edelman Borman & Brand, LLP
       3300 Wells Fargo Center
       Minneapolis, Minnesota 55402